SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 28, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, February 28, 2025 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports that it has signed barter agreements with various developers for five lots of the first stage of the “Ramblas del Plata” project, located in South Puerto Madero.

The first stage comprises 14 lots with 126,000 sqm, representing 18% of the total saleable area of the project. The swapped lots cover an area of 9,942 sqm, with an estimated total saleable area of 31,102 sqm.

The total transaction value amounts to approximately USD 24.1 million, which will be paid to IRSA through an upfront cash payment and saleable sqm to be received in the future.

The Company will continue infrastructure works on the “Ramblas del Plata” plot while advancing with the signing of agreements for the commercialization of the first stage of the project.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
February 28, 2025		Responsible for the Relationship with the Markets